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SECURITIE[...]SION



04004314

ANNUAL A[...]

FORM X-17A-5

PART III

RECEIVED

MAR - 1 2004

SEC FILE NUMBER

8-18148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTH TEXAS SECURITIES CO.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

13027 TAYLORCREST, P O BOX 79626
_____
                    (No. and Street)

HOUSTON TX. 77279
_____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
     F E HARTUNG   713-464-7076
_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAROLD N. MAY
_____
            (Name – if individual, state last, first, middle name)

800 WEST SAM HOUSTON PARKWAY,BOX 79283,HOUSTON TX 77279
_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 3 0 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ FRANK E. HARTUNG _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ SOUTH TEXAS SECURITIES CO. _____ , as of _____ DECEMBER 31 _____, 20 __ 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, excepXXaX XoXXXXsX X

Frank E Hartung
Signature

PARTNER
Title

Ernestina Guzman
Notary Public

ERNESTINA M. GUZMAN
MY COMMISSION EXPIRES
October 2, 2006

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DECEMBER 31, 2003 STATEMENT OF FINANCIAL CONDITION
SOUTH TEXAS SECURITIES CO. (A PARTNERSHIP)

ASSETS:
Cash	$ 3,150
Securities	3,468
Total Assets	$ 6,618
	=======

PARTNERS' CAPITAL	6,618
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 6,618
	=======

Note 1: Accounting Policies. Security Transactions are recorded on settlement dates. Securities are valued at market. No provision has been made for federal income taxes, as each partner is responsible individually for applicable taxes.

Note 2: The Company's net capital and net capital requirement under SEC Rule 15c3-1 were $6,098 and $5,000 respectively.

HAROLD N. MAY & CO., P.C.
P.O. BOX 79283
HOUSTON, TEXAS 77279-9283

South Texas Securities Co., Houston, Texas

We have examined the statement of financial condition of South Texas Securities Co. (a partnership) as of December 31, 2003. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we deemed necessary in the circumstances.

In our opinion, the statement of financial condition fairly presents the financial position of South Texas Securities Co. as of December 31, 2003, in accordance with generally accepted accounting principles consistently applied.

HAROLD N. MAY
Certified Public Accountant
February 27, 2004

A copy of the Statement of Financial Condition of the most recent annual examination report of South Texas Securities Co. pursuant to S.E.C. Rule 17a-5 is available for examination at the office of the Company and at the regional office of the S.E.C., Fort Worth, Texas.

ASSETS

Consolidated ⌒ [0198]   Unconsolidated ⦿ [0199]

	Allowable	Non-Allowable	Total
1. Cash	3,150 [0200]		3,150 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost	[0130]		
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	3,468 [0460]	[0630]	3,468 [0880]

A. Exempted securities

_____
[0150]

B. Other securities

_____
[0160]

7. Secured demand notes market value of collateral:

		0
[0470]	[0640]	[0890]

    A. Exempted securities

_____
[0170]

    B. Other securities

_____
[0180]

8. Memberships in exchanges:

    A. _Owned, at market_

_____
[0190]

    B. Owned, at cost

_____
[0650]

    C. Contributed for use of the company, at market value

	0
[0660]	[0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

		0
[0480]	[0670]	[0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

		0
[0490]	[0680]	[0920]

11. Other assets

		0
[0535]	[0735]	[0930]

12. TOTAL ASSETS

6,618	0	6,618
[0540]	[0740]	[0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. *Accounts payable, accrued liabilities, expenses and other*	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders	[0970]		
2. Includes *equity subordination* (15c3-1(d)) of	[0980]		
B. Securities borrowings, at market value:		[1410]	0 [1720]

from outsiders

[0990]

C. Pursuant to secured demand note collateral agreements:

		0
	[1420]	[1730]

    1. from outsiders

[1000]

    2. Includes equity *subordination* (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value

		0
	[1430]	[1740]

E. Accounts and other borrowings not qualified for net capital purposes

		0
[1220]	[1440]	[1750]

20. TOTAL LIABLITIES

0	0	0
[1230]	[1450]	[1760]

Ownership Equity

Total

21. Sole proprietorship

[1770]

22. Partnership (limited partners —————
[1020])

6,618
[1780]

23. Corporations:

A. Preferred stock

[1791]

B. Common stock

[1792]

C. Additional paid-in capital

[1793]

D. Retained earnings

_____
[1794]

E. Total

_____
0
[1795]

F. Less capital stock in treasury

_____
[1796]

24.
TOTAL OWNERSHIP EQUITY

_____
6,618
[1800]

25.
TOTAL LIABILITIES AND OWNERSHIP EQUITY

_____
6,618
[1810]